AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 2000
                                                  REGISTRATION NO.

  ============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            SILK BOTANICALS.COM, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

    FLORIDA                        5190                          65-0886132
    -------                        ----                          ----------
(State or Other             (Primary Standard                 (I.R.S. Employer
 Jurisdiction                   Industrial                   Identification No.)
of Incorporation              Classification
or Organization)               Code Number)

                        975 S. Congress Avenue, Suite 102
                             Delray Beach, FL 33450
                                  561-265-3600
          -------------------------------------------------------------
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               Joseph R. Bergmann
                        975 S. Congress Avenue, Suite 102
                             Delray Beach, FL 33445
                                  561-265-3600
            ---------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                                Robert C. Hackney
                             HACKNEY & MILLER, P.A.
                                   CITY CENTRE
                           2000 PGA BLVD., SUITE 4410
                          N. PALM BEACH, FLORIDA 33408
                                 (561) 627-0677

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================
TITLE OF EACH CLASS        AMOUNT TO BE     PROPOSED MAXIMUM          PROPOSED          REGISTRATION
OF SECURITIES TO           REGISTERED       OFFERING PRICE            AGGREGATE         FEE
BE REGISTERED- --                           PER SHARE                 OFFERING
Common stock .............   624,000         $2.50                   $ 1,560,000
Common stock .............   720,000         $3.00                   $ 2,160,000
Common stock ............. 1,674,666         $3.75                   $ 6,280,000
Total .................... 3,018,666         $2.50-3.75              $10,000,000           $2640
====================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of Regulation C promulgated under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OF DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            SILK BOTANICALS.COM, INC.

                              CROSS REFERENCE SHEET

      ITEM NUMBER AND CAPTION                        PROSPECTUS HEADING
      -----------------------------------------      -----------------------------------------
1.    Front of Registration Statement and            Forepart of Registration Statement and
      Outside Front Cover of Prospectus..........    Prospectus Cover Page
2.    Inside Front and Outside Back Cover Pages      Inside Front and Outside Back Cover Pages
      of Prospectus..............................    of Prospectus
3.    Summary Information and Risk Factors.......    Prospectus Summary and Risk Factors
4.    Use of Proceeds............................    Use of Proceeds
5.    Determination of Offering Price............    Risk Factors and Plan of Distribution
6.    Dilution...................................    Dilution
7.    Selling Security Holders...................    Not Applicable
8.    Plan of Distribution.......................    Plan of Distribution
9.    Legal Proceedings..........................    Not Applicable
10.   Directors, Executive Officers, Promoters
      and Control Persons........................    Management and Principal Stockholders
11.   Security Ownership of Certain Beneficial
      Owners and Management......................    Management and Principal Stockholders
12.   Description of Securities
      to be Registered...........................    Description of Securities
13.   Interest of Named Experts and Counsel......    Legal Matters
14.   Disclosure of SEC Position on
      Indemnification for Securities Act
      Liabilities................................    Not Applicable
15.   Organization Within Last Five Years........    Not Applicable
16.   Description of Business....................    Business
17.   Management's Discussion and Analysis or
      Plan of Operation..........................    Plan of Operation
18.   Description of Property....................    Business of the Company
19.   Certain Relationships and Related
      Transactions...............................    Not Applicable
20.   Market for Common Equity and Related
      Stockholder Matters........................    Not Applicable
21.   Executive Compensation.....................    Management
22.   Financial Statements.......................    Financial Statements
23.   Changes In and Disagreements With
      Accountants on Accounting and Financial
      Disclosure.................................    Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE SEC. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION
DATED April 28, 2000

The information in this prospectus is not complete and may changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Subject to Completion Dated May 16, 2000.

                     UP TO 3,018,666 SHARES OF COMMON STOCK

                            SILK BOTANICALS.COM, INC.

                            ------------------------

The Company is offering up to 3,018,666 shares of common stock of SILK BOTANICALS.COM, INC. (the "Common stock"). See "Description of Securities."

The Common stock is currently traded on the NASD Bulletin Board under the symbol SIBO. The last reported sale of the security on May 9, 2000, was $2.125 per share.

The Company reserves the right to use selling agents. No underwriting discounts, or expenses are payable or applicable in connection with the sale of the Shares. Persons who wish to purchase Shares in this offering must submit a Share Purchase Agreement, attached hereto as Appendix A, together with the required payment, to the Company.

There has been a public market for any securities of the Company prior to this offering, and See "Risk Factors."

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION." THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================
                                                   UNDERWRITING
                     NUMBER OF    PRICE TO         DISCOUNTS AND     PROCEEDS TO THE
CLASS OF STOCK       SHARES       PUBLIC           COMMISSIONS       COMPANY
------------------------------------------------------------------------------------
Common stock
per share.........   624,000      $2.50            0                $2.50
Common stock
per share.........   720,000      $3.00            0                $3.00
Common stock
per share......... 1,674,666      $3.75            0                $3.75
Total............. 3,018,666      $10,000,000      0                $10,000,000
-------------------------------------------------------------------------------------

                             Footnotes on Next Page

     The offering of the Common stock hereunder will terminate not later than , 2000 (the "Termination Date"), provided that, in the sole discretion of the Company, the offering period may be extended for an additional period not to exceed 90 days.

                THE DATE OF THIS PROSPECTUS IS ____________________, 2000

                             Footnotes to Cover Page

(1) Proceeds to the Company are calculated before the deduction of expenses in connection with this offering and payable by the Company, which are estimated to be $50,000 if the maximum number of shares of Common stock offered hereby are sold, and include filing, legal, accounting, printing and other miscellaneous fees.

                              (INSIDE FRONT COVER)

(Appearing on the inside front cover of the Prospectus will be color pictures of the products manufactured and distributed by the Company, each as it appeared on April 1, 2000.)

                               PROSPECTUS SUMMARY

                        COMMON STOCK PURCHASE INFORMATION

Subscribers purchasing shares of Common stock should make checks payable to SILK BOTANICALS.COM, INC . Subscribers must complete a Subscription Agreement in the form attached as Appendix A to this Prospectus. For convenience, an actual Subscription Agreement has been included with this Prospectus. Additional copies of the Subscription Agreement may be obtained by writing or calling or faxing the Company at its executive office: 975 S. Congress Avenue, Suite 102, Delray Beach, FL 33445, Attn: Shareholder Relations Coordinator, telephone (561) 265-3600. All checks and Subscription Agreements should be forwarded to the Company.

     SILK BOTANICALS.COM, INC., a Florida corporation, was incorporated on November 20, 1998. The Company is authorized to issue two classes of capital stock, which are Common stock and preferred stock. The total authorized Common stock of the Company is 25,000,000 shares, $.001 par value. The total authorized Preferred stock of the Company is 5,000,000 shares, $.001 par value. the Company principal executive offices are located at 975 S. Congress Avenue, Suite 102, Delray Beach, FL 33445; and its telephone number is (561) 265-3600.

                                  RISK FACTORS

     An investment in the shares of Common stock offered hereby involves a high degree of risk. There can be no assurance that the Company will have substantial product sales or revenues or that it will be able to sell its products at a profit. Other risk factors include the Company reliance on third-party producers and the Company reliance on Retail distributors and wholesalers for product sales. See "Risk Factors."

                                  THE OFFERING

Securities Offered by the
  Company...........................      3,018,666 shares of Common stock

Price per share:  ..................      $2.50-3.75

Common stock Outstanding
  before Offering...................      6,250,000 Shares

Common stock Outstanding
 After Offering. ...................      9,268,666 Shares

Use of Proceeds.....................      Marketing, new product introductions,
                                          and for working capital and general
                                          corporate purposes.

                                  RISK FACTORS

An investment in the common stock offered hereby involves a high degree of risk and is not an appropriate investment for persons who cannot afford the loss of their entire investment. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing any of the common stock.

DEPENDENCE UPON KEY PERSONNEL. The Company success is dependent heavily upon the continued active participation of its current executive officers, key employees and consultants, particularly Joseph R. Bergmann. Loss of the services of one of these executives, employees or consultants could have a material adverse effect upon the development of our business. We have no employment agreement with and do not maintain "key man" life insurance on Mr. Bergman's life. We do not have employment contracts with or life insurance on any other officers or employees. There can be no assurance that we will be able to recruit or retain other qualified personnel should it be necessary to do so. See "Management."

COMPETITION. The market for the sale of artificial florals is highly competitive. There are numerous companies in the industry selling products to retailers, including mass merchandisers, drug store chains, retail drug stores, supermarkets and health food stores. Most of these companies are privately held and we are unable to precisely assess the size of our competitors or where we rank in comparison to such privately held competitors with respect to sales to retailers. No company is believed to control more than 10% of this market. Although we compete with other decorating companies, we believe our primary competition stems from other companies.

Some of our competitors are substantially larger than we are and have greater financial resources than us. The principal competitive factors affecting the market for our products include product quality, packaging, brand recognition, price and distribution capabilities. There can be no assurance that we will be able to compete successfully against current and future competitors based on these and other factors. We compete with a variety of domestic and international suppliers of artificial florals, many of whom have substantially greater financial, distribution and marketing resources and have achieved a higher level of brand recognition than us. Increased competition could result in price reductions, reduced profit margins and loss of market share, all of which would have a material adverse effect on our business, financial condition and results of operations. See "Business of the Company -- Competition."

FOREIGN SUPPLY. Currently, many of the raw materials used by the Company are produced and manufactured outside of the United States. The foreign supply of materials used in artificial botanicals is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls and changes in governmental policies. Any such impediment could have a material adverse impact on us. To date we have not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future with the result of possible increases in costs and delays of, or interferences with, product deliveries resulting in losses of revenues and goodwill. See "Business of the Company- Purchasing of Raw Materials."

FOREIGN CURRENCY AND FOREIGN EXCHANGE REGULATION. As part of ordinary business operations, we are required to purchase raw materials from the suppliers. We may be required to accomplish such purchases through the use of foreign currencies. As a result, fluctuations in exchange rates of the United States dollar against foreign currencies could adversely affect our results of operations. We may attempt to limit its exposure to the risk of currency fluctuations by purchasing forward exchange contracts which could expose us to substantial risk of loss. In such a transaction, we would purchase a predetermined amount of foreign currency to ensure that in the future will own a known amount of such currency to pay for goods at a predetermined cost. We believe the use of such transactions will successfully allow the us to better determine costs involved in its operations, and thus better manage currency fluctuations. There can be no assurance that we will in the future successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect us.

DEVELOPMENT OF NEW PRODUCTS; NEED TO MANAGE PRODUCT INTRODUCTIONS. The artificial florals industry is highly competitive and characterized by changing consumer preferences and continuous introduction of new products. Our goal is to expand our portfolio of artificial florals products through the development of new products serving niche segments of the industry, and introduce such new products on a timely and regular basis to maintain distributor and consumer interest and appeal to varying consumer preferences. We believe that its future growth will depend, in part, on its ability to anticipate changes in consumer preferences and acquire, manage, develop and introduce, in a timely manner, new products that adequately address such changes. There can be no assurance we will be successful in acquiring, developing, introducing and marketing new products on a timely and regular basis. If we are unable to develop and introduce new products or if our new products are not successful, sales may be adversely affected as customers seek competitive products. In addition, the introduction or announcement of new products could result in reduction of sales of existing products, requiring us to manage carefully product introductions in order to minimize disruption in sales of existing products. There can be no assurance that the introduction of new product offerings will not cause distributors and consumers to reduce purchases or consumption of existing products. Such reduction of purchases or consumption could have a material adverse effect our business, operating results and financial condition.

NO DIVIDENDS ON COMMON STOCK ANTICIPATED. We have not paid any dividends upon our common stock since its inception and, by reason of its present financial status and our contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its common stock in the foreseeable future. Therefore, any potential purchaser of the common stock whose decision to invest in the common stock is based upon an expectation of dividend payments should refrain from purchasing the shares of common stock. See "Dividend Policy."

RISKS ASSOCIATED WITH COMMON STOCK TRADING BELOW $5.00 PER SHARE. Upon consummation of the trading in the common stock would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD Electronic Bulletin Board. As a result, you may find it more difficult to dispose of or obtain accurate quotations as to the price of the common stock. In addition, if the common stock were to have a market price of less than U.S. $5.00 per share, then the sale of such securities would become subject to certain regulations adopted by the SEC which imposes sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document which discloses the risks of investing in the common stock. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in the security. Accordingly, if the common stock is trading for less than U.S. $5.00 per share, the SEC's rules may limit the number of potential purchasers of the securities.

DIRECTORS' AND OFFICERS' INDEMNIFICATION. Our Articles of Incorporation and Bylaws require us to indemnify and hold harmless its directors and officers from and against and in respect of certain losses, damages, deficiencies, expenses or costs which may be incurred or suffered by such directors and officers as a result of their serving in such capacities with us. See "Certain Provisions of Florida Law and our Articles of Incorporation and Bylaws."

 ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF PRICE OF COMMON STOCK. The trading price of the shares of Common stock could be subject to wide fluctuations in response to such factors as, among others, variations in anticipated or actual results of operations and market conditions in the industries in which we operates trading in the common stock would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" or on the NASD Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the common stock and we believe that this would limit its ability to create and sustain a viable market for its common stock.

DISCRETION OF MANAGEMENT AND THE BOARD OF DIRECTORS IN USE OF PROCEEDS. Although we intend to apply the net proceeds of this offering in the manner described under "Use of Proceeds," we have broad discretion within such proposed uses as to the precise allocation of the net proceeds, the timing of expenditures and all other aspects of the use thereof. we reserves the right to reallocate the net proceeds of this offering among the various categories set forth under "Use of Proceeds" as it, in its sole discretion, deems necessary or advisable based upon prevailing business conditions and circumstances. See "Use of Proceeds."

LACK OF AN INDEPENDENT DIRECTORS. Upon completion of the offering of the shares, our board of directors will not have any independent directors. As such, upon completion of the offering of the shares the sole director will be Joseph R. Bergmann, the company's president. See "Management."

MANAGING GROWTH. We are currently experiencing a period of rapid growth and expansion, which has placed, and could continue to place, a significant strain on the management, customer service and support operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, we have substantially increased and will continue to increase its workforce, which requires us to attract, train, motivate and manage qualified employees. Our ability to manage its planned growth requires us to continue to expand our operating, management, information and financial systems, all of which may significantly increase our operating expenses. If we fail to achieve its growth as planned or is unsuccessful in managing its anticipated growth, there could be a material adverse effect on us. In addition, the loss of a significant customer or a number of customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on us.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS. An element of our future growth strategy is to increase the distribution and sale of our products into international markets. Our existing and planned international operations are subject to political and economic uncertainties, including, among other things, inflation, risk of modification of existing arrangements with governmental authorities, transportation, tariffs, export controls, government regulation, currency exchange rate fluctuations, foreign exchange restrictions which limit the repatriation of investments and earnings therefrom, changes in taxation, hostilities or confiscation of property. Changes related to these matters could have a material adverse effect on us.

                                 USE OF PROCEEDS

The set proceeds to be received by us from our sale of 3,018,666 common shares and the proceeds from the exercise of options and warrants by the selling shareholders, after deducting underwriting discounts and commissions and offering expenses of approximately $50,000 will be approximately$9,950,000 assuming an average public offering price of $_____. We intend to use the net proceeds of the offering as follows:

To expand inventory...............................................   $2,000,000
To increase accounts receivable...................................   $2,000,000
To provide for general corporate purposes,
including working capital, potential
Acquisitions and strategic partnerships (1).......................   $5,950,000

TOTAL ............................................................   $9,950,000

(1) Although we have allocated a portion of the net proceeds for potential acquisitions, we are not in negotiations regarding, nor do we have any agreements or understandings with respect to, any acquisitions.

Although we have allocated the net proceeds of this offering among these various uses, the amounts actually expended for any of the above purposes may vary if our needs or strategies change after the offering. Pending such use, we intend to invest the net proceeds in short-term investment grade, interest-bearing securities.

                                 DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. We presently expect to retain our earnings to finance the development and expansion of our business. The payment of dividends, if any, on our common stock in the future is subject to the discretion of the Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors. See "Description of Securities."

                                    DILUTION

As of April 15, 2000, there were 6250000 shares of Common Stock outstanding having a net tangible book value of $(61960) or approximately $(.01) per share. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities and intangible assets) divided by the number of shares of Common Stock outstanding. Upon completion of this offering, there will be 9268666 shares of the Company's Common Stock outstanding having a net tangible book value of approximately $9938040 or $1.07 per share assuming all shares are sold. The net tangible book value of each share will have increased by approximately $1.08 per share to present stockholders, and decreased by approximately $3 per share to public investors if the total number of shares are sold.

                             DESCRIPTION OF BUSINESS

Silk Botanicals.Com, Inc. was formed on November 20, 1998, under the name of Diversified Restaurant Holdings, Inc., a Florida corporation. On April 9, 1999, DRHI, an inactive corporation at this time acquired JRB Marketing of South Florida, Inc., a Florida corporation incorporated on October 2, 1996, through a reverse acquisition. On August 2, 1999, Diversified filed a name change to Silk Botanicals.Com, Inc.

We develop, market and distribute three lines of high-quality artificial flowers
- artificial florals arrangements in clear glass vases set in epoxy providing the illusion of fresh flowers in water. We marketed these products under the Silk Botanicals, "Living Silk/registered trademark/" and "Forever Fresh/registered trademark/" names. We market and sell these products to gift retailers, decorative accessory retailers, and the hospitality industry. The artificial foliage and flowers are imported primarily from Taiwan, Hong King and the Peoples Republic of China. We purchase artificial flowers from US based importers and US subsidiaries of foreign companies located in the US. Glassware is purchased from domestic manufacturers. Our silk botanical products are produced by JRB Enterprises, Inc. under a Manufacturing Agreement. JRB Enterprises, Inc. had attempted previously to address the local wholesale markets in Florida. Over the past four years, JRB Enterprises began cultivating a business relationship with several nationally known retail corporations. The test marketing efforts were primarily with locations in South Florida, which generated aggregate sales at wholesale for these accounts in excess of two million dollars. We plan to target these wholesale markets on a national scale. Joseph R Bergmann controls JRB Enterprises, Inc. and us; the company will operate as a stand alone business. We have instituted numerous firewalls to prevent commingling of the businesses through such practices as separating office and warehouse space, maintaining separate inventories, and separating accounting functions.

We are primarily a design, marketing sales and distribution company which has other companies manufacture products to our specifications. JRB Enterprises, Inc. is a manufacturer and assembler that primarily sell its assembled products through its approximately 25 retail stores and to Silk Botanicals.Com, Inc.

We became a corporate entity to disassociate itself from the retail stores operated by JRB Enterprises, Inc. and to establish ourself as a wholesale supplier to retail operations nationally. In this way, if the future of ours business warrants, the companies can be sold individually without the overlap of operations.

Independent research by Jacobs, Jenner & Kent of Baltimore, Maryland in their study on Permanent Florals Products Industry, has revealed three important opportunities which we have and will continue to address: (1) there is little awareness of artificial florals brands among consumers, (2) merchandise with retail prices less than $30 is the preferred choice for retailers and their customers, and (3) gift boxes enhance merchandising. We plan to embark on a program to build brand awareness, develop three product lines targeting three distinct markets - gift retailers, decorative accessories retailers, and the hospitality industry - and are developing gift boxes for select products.

PRODUCTS. We have developed over 200 florals and greenery arrangements and a special gift box for its line of bud vase arrangements. We believe the gift box will be well accepted by national gift and retail store chains and plans to develop gift boxes for other vases in its product lines.

Arrangements are sold as get well gifts by hospital gift shops and as gifts for birthdays, anniversaries, Christmas, Chanukah, Valentines Day, Easter and Mother's Day. Styles retailing for $20.00 to $50.00 have been strong sellers for these markets. We further believe that the quality of the product will enable customers to overcome any reluctance to buying artificial flowers. In addition, styles priced from $58.00 to $198.00 are sold as decorative accessories and house warming gifts for the consumer and decorative accessories and house warming gifts for the consumer and decorative accents for the hospitality industry. We plan to develop new products that would less seasonal.

CUSTOMER SERVICE. We strive to serve our customers with accurate and on-time delivery of its products. Retail and chain stores demand a high level of service to assure full product availability for their customers. We offer a variety of distribution services depending on our customers' needs. Also we provide our customers with high quality customer and ordering services. Our sales force assists customers in identifying products from our lines and works closely with them to furnish the best products for their store requirements.

QUALITY ASSURANCE. As part of its quality assurance program. We intend to select carefully our suppliers and perform periodic product inspections, both prior to shipment and after receipt. We expect to experience negligible returns of defective or damaged products.

COMPETITION. The artificial florals industry is competitive but highly fragmented with many small players in the manufacturing end. Therefore, we believe that an excellent opportunity exists for our product lines that there are a variety of ways for us to compete in this industry.

Our primary competitors are other assemblers, importers and distributors. Some of these competitors focus on price and others specialize in a particular product segment. We compete primarily on the basis of merchandising, high quality product lines, supply dependability, price and brand name recognition. Our competitors are not focused on the gift industry, have not developed products targeting the gift industry, nor have they developed packaging to gift industry standards.

The barriers to entry to our industry are relatively low. We believe, however, that attaining success in the industry is difficult but that we have competitive advantages, including our ability to fill orders quickly and completely and provide a high level of customer service, high quality products, competitive prices and brand names. We believe the industry does not have a single dominant retailer or wholesaler of high quality artificial greenery and flower arrangements. To date, the only other importer, manufacturer or distributor of artificial flowers whose shares are publicly traded is Celebrity, Inc. (FLWR).

SALES AND MARKETING. We intend to market our products using the "Forever Fresh/registered trademark/" and "Living Silk/registered trademark/trademarks, which are licensed for thirty-six (36) years. We believe we have found a niche in the gift industry. According to Retail Industry Indicators in 1997, gift and general merchandise is a $49 billion market annually in the United States. The overall target market for products is composed of almost 200,000 stores, including general merchandise stores, catalog and mail orders, florists, gift stores and furniture and home furnishing stores. We intend to build a national base of gift stores and develop relationships that have been recently forged with several regional and national chains. Our marketing efforts will be through trade shows, direct mail, telemarketing, targeted e-mail, and the use of sales representatives. We believe, however, that a high percentage of sales will be obtained through its web site, WWW.SILKBOTANICALS.COM, which is presently in operation

For this reason, we included the .Com" in our corporate name to indicate our entrance into e-commerce marketing and sales.

EMPLOYEES. We currently employ six part-time and six full-time employees. We anticipate increasing our staff with six new employees at the end of June 2000 and with an additional ten new employees by March 2001.

KEY EMPLOYEES. Our key employees are Joseph R. Bergmann, President, Chief Executive Officer and Director; Regina M. Bergmann, Director of Personnel; Jerry Frenz, Controller; Gail Scheel, Director of Advertising and Marketing; and Joyce Bernard, Merchandising Manager.

LIMITED OPERATING HISTORY. We have a very limited operating history upon which an evaluation of our prospects can be made. Our prospects must be considered speculative, considering the risks, expenses and difficulties frequently encountered in the establishment of a new business. There can be no assurance that we will be able to achieve profitable operations.

                                PLAN OF OPERATION

Based on financial projects prepared by management, we estimate that approximately $500,000 will be required to fund its development plans. We plan to obtain funding through a variety of sources, including but not limited to both institutional and private loans and the option by the Manufacturer to advance some initial funding costs. A private lender has been identified and as agreed to lend up to $500,000 in working capital on terms acceptable to us. As an alternative source to the private lender we are also negotiating a $500,000 loan with various institutional lenders. We believe that SunTrust will extend a line of credit of approximately $100,000. The collateral conditions expected on these loans will include primarily inventory and accounts receivable. At present, the loans are not expected to require the guarantee by either JRB Enterprises, Inc. or by Joseph R. Bergmann. If positive cash flow is not sufficient to repay any of the loans, we will consider plans to issue additional stock through a public offering of the yet unissued but authorized common stock to raise the required capital. In addition, we have obtained special 180-day financing terms with suppliers for immediate product and supply purchases.

For the fiscal year ended May 31, 1999, we had no revenues. Expenses of $694,688 consisted of $671,460 for the issuance costs of securities and $23,228 for general administrative expenses.

There are no future capital transactions planned or agreements in place between JRB Enterprises, Inc. and us.

The funds will be used to expand marketing efforts to include gift retailers in the western United States and in the hospitality industry, develop and expand our web site, develop additional product and marketing materials to enable the company to separately target the gift and decorative accessories market, increase inventories and accounts receivables, develop new products, and increase its marketing staff to expand into new markets. We have our marketing plan in place and operational as of the first quarter fiscal year end May 31, 2000.

PRODUCT DEVELOPMENT. Much of the efforts since inception have been on product design and development. The design staff studies competitive fresh cut and artificial arrangements, researches new sources of stems and vases, surveys retailers and end users for preferences, and tests prototypes in focus groups and by sampling. We focus on developing new product. Our design staff have developed and refined over 200 arrangements by communicating with customers and by attending silk and fresh flower trade shows.

As the product line has been refined, the focus has shifted to packaging and merchandising. Although competitors offer similar products we are not aware of any that have focused our energies on developing a brand, marketing to the gift market and responding to the packaging requirements of this market.

We will continue to diversify to meet retailers' demands for quality and value. The products will create revenue streams as follows:

BASIC LINE. The basic line is drawn from the existing unboxed designs, sold and shipped in bulk. These are inexpensive and serve as the opening price point for gift stores. We believe that this product sells especially well for tabletop displays, for parties, and to the hospitality market.

FOREVER FRESH/registered trademark/GIFT BOXED LINE: This line is the Forever Fresh arrangements packaged in a branded window gift box. Benefits to the retailer include Uniform Product Code ("UPC") labels for inventory and Point of Sale ("P.O.S."), reduction of breakage, and enhanced on shelf merchandising. Wholesale prices range from $8.00 to $14.00 and retail from $16.00 to $30.00 per unit. This product line includes some of the following.

         /bullet/ Special Occasion merchandise (Easter, Valentine's Day,
                  Birthday, Get Well, and for special people, Wives, Mothers, Teachers.
         /bullet/ Twin-pack boxed gifts will also be tested, i.e., small florals vase with candle.
         /bullet/ Special seasonal arrangements, country arrangements, exotic florals and greenery.

CATALOG PROGRAM SALES. Catalog program sales are basic line and custom products that are suitable for "drop shipping". Our products have appeared in upcoming Smithsonian Institute and Touch of Class catalogs. We continually seek new and diversified catalogs to carry our products.

GENERIC/PRIVATE LABEL GIFT BOXED PRODUCT. We will develop our own package line of 10-12 permanent florals gifts in private label windowed gift boxes with seasonal designs.

SIGNATURE SERIES. Our design staff is developing our signature line of large florals arrangements. These arrangements will wholesale for $100.00 to $300.00. Upon completion of this line it will be released and marketed to home accessories retailers and hospitality providers through manufacturers representatives. Other designer containers will be introduced that will enhance the silk flowers and fit into custom interiors.

MARKET DEVELOPMENT. We will continue to cater to the needs of gift retailers and expand our marketing efforts to include the western half of the United States. By May 31, 2000, our products will be sold and shipped to three major national as well as three major regional accounts. These customers recorded total annual retail sales in excess of a billion dollars each. By May 31, 2001, national accounts are expected to reach a total of six. Our plan is to target five segments of the market.

         /bullet/ INDEPENDENT GIFT SHOPS. Businesses that own/operate one or two retail locations;
         /bullet/ STRAND GIFT BUSINESSES. Companies that own/operate from three to twenty-five retail locations;
         /bullet/ CHAIN STORES. Companies that own a nationally or regionally recognized retail gift business;
         /bullet/ CATALOGS. Companies that sell products directly to consumers via direct mail catalogs; and
         /bullet/ DEPARTMENT STORES. We have to work closely with department stores, rather than discounters, to develop products to meet their specifications.

By identifying and categorizing the prospect list, current sales presentations will be modified and new presentations developed to met specific needs of current and future customers. Secondary target markets will continue to include home furnishings retailers, hotels and restaurants, corporate gifts and furnishings, the military (exchanges, commissaries and officer clubs).

SALES AND MARKETING. We will use the following marketing tactics to achieve its financial objectives.

TRADE SHOWS. We believe most sales are generated through trade shows where the products can be properly displayed to their fullest effect. We currently participate in wholesale trade shows and anticipate increasing the number of shows we attend.

GIFT INDUSTRY TRADE SHOWS. The gift and general merchandise industries purchase approximately $1 billion of products at gift trade shows each year. Buyers prefer to view the merchandise in person

HIGH POINT. NC FURNITURE SHOW. This trade show is the only resource dedicated by us to general sales without the furniture industry. Furniture stores represent a projected 14% of our sales, making attendance at this show cost effective. We anticipate participation in other furniture shows as well.

ALA MILITARY TRADE SHOW. The ALA Military Trade Show is the annual, exclusive buying show for military bases and exchanges. It represents the only opportunity to show and sell products to this lucrative business category. Forever Fresh/registered trademark/and the Department of the Air Force finalized a non-appropriated funds contract in the Fall of 1999 enabling us to provide artificial florals arrangements to all military installations.

RESTAURANT SUPPLY TRADE SHOWS. We have initiated a search to retain a sales organization that targets restaurants and hotels. Trade shows will be an important component of the sales efforts.

SALES REPRESENATIVES. Independent sales organizations sell products though road sales and trade shows. We have signed contracts with representative companies that maintain permanent showrooms in Atlanta, Columbus, and Chicago for the east coast of the United States. We plan to increase representation on the west coast with representatives who can provide quality temporary or permanent show space.

COLOR CATALOGS. Full color catalogs have been produced for both Forever Fresh/registered trademark/and Living Silk/registered trademark/. These are being used to sell the most important and popular designs in both lines.

DIRECT MAIL. Holiday and seasonal product designs will be presented to existing customers and prospects through direct mail. Trade show schedules and special events are also announced through direct mail.

TELEMARKETING. We plan to contact our customer base at least four times a year. Two of the calls will be used for pre-show marketing and the other two calls will sell specific holiday packages (the Valentine's Day and Mother's Day collections). Additionally, all direct mail recipients will receive a follow-up call.

WEB SITE. We plan to develop fully our Web site, WWW.SILKBOTANICALS.COM. The site has been operational since February, 2000. We will display our product lines and accept order through our site, as well as provide information on the company for potential investors.

SELL SHEETS. Sell sheets will be used to show the individual products at trade shows and in direct mail presentations. We will use sell sheets to expand the use of packages, to introduce and sell new products, and increase Basic Line sales. The package themes include: Valentine and Mother's Day, Summer, Christmas, and the Table Top Collections.

EARLIER MARKETING ACTIVITIES. Since its inception under the name of JRB marketing of South Florida, Inc.

         1.  Conducted market research
         2.  Developed products
         3.  Identified suppliers
         4. Purchased an existing customer base from Forever Fresh/registered trademark
         5.  Purchased marketing rights and registered trademarks
         6.  Began the development of a major web site; and
         7.  Planned to position itself to market its products worldwide

Because we were a development company, these earlier marketing activities to enter the wholesale market were conducted with JRB Enterprises, Inc. on a test basis in the local Florida markets. Based on early results, JRB Enterprises, Inc. increased its manufacturing capabilities in an effort to become a major supplier of an expanded line of finished products. These products can be designed, assembled and packaged to the specifications of major wholesale accounts. All sales and costs to expand the product line were accounted for and recorded by JRB Enterprises, Inc.

CUSTOMER BASE. The sales and marketing plans take into account our desire to expand operations both financially and geographically. We will continue to build on the solid base of 2,000+ customers who were the wholesale customer base of Forever Fresh (TM). These customers were acquired through JRB Marketing of South Florida, Inc.'s License Agreement with Forever Fresh, Inc. and by virtue of cobranding Forever Fresh (TM) silk florals products. Any sales of products to this customer base were "wholesale" and were not part of any retail store customers of JRB Enterprises, Inc. The retail store customer list has no value to us. We are targeting "wholesale customers" and the vast majority of the customer base is in states or regions not served by the JRB enterprises retail stores. We continue to receive repeat purchases on a daily basis from the Forever Fresh (TM) and Living Silk (TM) customer base through phone and fax orders. We have also sent our mailings to this customer base for seasonal specials such as Valentine's Day and have received reorders as a result of these efforts. Repeat business from the existing customer base is generated at trade shows, as customers are familiar with the name Forever Fresh (TM) because of past purchases. The sales revenue of $112,462 for the nine months ended February, 2000 were wholesale customers only. These customers were solicited through sales representative, regional showrooms and mailings of brochures and catalogs. The product sales mix consisted of approximately 1/3 florals arrangements, 1/3 greenery arrangements, and 1/3 natural trunk trees. These sales do not represent any sales by JRB Enterprises retail stores, and are sales that would not have otherwise been captured by these retail stores, and are sales that would not have otherwise been captured by these retail stores. With additions to the sales force, enhanced trade show schedules, print advertising, direct mail programs, product development and the web site. We expect to be able to achieve its revenue and market share objectives.

                             DESCRIPTION OF PROPERTY

Our administrative, warehousing and distribution facilities are located at 955 and 975 South Congress Avenue in Delray Beach, Florida.

We subleased approximately 2,000 square feet of furnished office space and warehouse facilities from JRB Enterprises, Inc. This space has been specifically identified and designated for us.

We plan to continue to sublease this space until May 2001 at a fixed cost of $1,667 per month. The Sublease allows for two five-year renewal options.

Our tangible property consists of computer equipment and software which is located in its office space.

We believe that these facilities are adequate for the foreseeable future.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the common stock as of August 2, 1999 by (i) each person or entity known by us to be beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each director and named executive officer, and (iii) all directors and executive offices as a group

                                BENEFICIAL OWNER

Common                     Joseph Bergmann           4,042,687 shares* 64.7%
Par Value $.001            975 S. Congress Ave.      President & Director
                           Delray Beach, FL

Common                     Directors & Officers      4,042,687 shares* 64.7%
Par Value $.001            As a group

*Of this number, 1,042,688 shares are issued to Joseph R. Bergmann IRA

CHANGES IN CONTROL We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

                               BOARD OF DIRECTORS

NAME                          POSITION                               AGE

Joseph R. Bergmann            Chairman of the Board                  52

Note:  Joseph R. Bergmann is currently the sole Director and Chairman.

                                    OFFICERS

BIOGRAPHICAL INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS:

JOSEPH R. BERGMANNN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR: Mr. Bergmann currently oversees the entire operation of the company. He is responsible for merchandising of products, as well as the formation and implementation of the company's marketing plans. From 1990 to the present, Mr. Bergmann has also been the President and CEO of JRB Enterprises, Inc. From 1986 to 1989, he was President of Jewelmasters, Inc., a public multimillion dollar fine jewelry company. He also served as Senior Vice President of Federated Department Stores. He is a graduate of Queens College in New York.

BIOGRAPHICAL INFORMATION ON SIGNIFICANT EMPLOYEES:

REGINA M. BERGMANNN, DIRECTOR OF PERSONNEL. Ms. Bergmann currently serves as the Company's Director of Personnel and participates in the daily operations of the business. She has also been Director of Personal for JRB Enterprises, Inc. since September 1995. From October 1990 to the present, Ms. Bergmann has served as the Corporate Secretary and a Director of JRB Enterprises, Inc.

JOYCE BERNARD, MERCHANDISING MANAGER. Ms. Bernard currently has direct responsibility for the Company's purchasing, inventory control and shipping functions. She also serves as Merchandise Manager for JRB Enterprises, Inc. since 1996 where she oversees the manufacturing functions as well. Ms. Bernard was a District Manager for JRB Enterprises, Inc. from 1994 and a store manager for Silk, Silk, Silk from 1993 to 1994. With over 15 years' experience in the florals industry, Ms. Bernard also held various positions with Ben Franklin Stores, Inc.

JERRY FRENZ, CONTROLLER. Mr. Frenz is responsible for the financial reporting as well as budgeting cash management and special product analysis. He also serves as the Controller for JRB Enterprises since April 1994. Mr. Frenz has over 25 years of experience in key financial management positions including Controller and Director of Accounting. Mr. Frenz began his career in public accounting as a CPA with Arthur Andersen & Co. He held various financial management positions at two multi-billion dollar companies. Case and FPL Group, Inc. and received his accounting degree at the University of Wisconsin, Whitewater.

GAIL SCHEEL, DIRECTOR OF ADVERTISING AND MARKETING. Ms. Scheel is responsible for the Company's advertising programs including media analysis and selection, advertising scheduling and advertising promotion. Ms. Scheel also serves as the Director of Advertising and Marketing as well as for Store Operations for JRB Enterprises, Inc. since October 1990. Ms Scheel majored in Marketing at DePaul University.

FAMILY RELATIONSHIPS. Joseph R. Bergmann, President, Chief Executive officer and Director and Regina M. Bergmann, Director of Personnel are husband and wife.

                             EXECUTIVE COMPENSATION

The table below summarizes the annual compensation for services in all capacities to the company for the (i) person(s) serving as our Chief Executive Officer; and (ii) our four most highly compensated executive officers other than the CEO for the last fiscal year:

NAME                 TITLE       SALARY/FISCAL YEAR    BONUS    AWARDS

Joseph R. Bergmann   President   $35,000.00            NA       NA

(ii)
Not applicable

Joseph R. Bergmann is also an officer and director of JRB Enterprises, Inc. Together we and JRB Enterprises, Inc. have engaged in numerous transactions including, but not limited to, the Manufacturing Agreement, the Sub-Lease Agreement, and a Licensing Agreement. Mr. Bergmann's role in these transactions was to negotiate and procure the Agreements and he received no compensation save for his income received in the ordinary course of business.

For the Officers and Directors of JRB Enterprises, Inc. the following outlines compensation received for the last three fiscal years:

NAME                       TITLE            YEARS          COMPENSATION PER YEAR

Joseph R. Bergmann         Director         1996-98                0
Joseph R. Bergmann         President        1996-98        $ 150,000

Regina M. Bergmann         Director         1996-98                0
Regina M. Bergmann         Secretary        1996-98        $  25,000

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 9, 1999, Diversified Restaurant Holdings, Inc. acquired JRB Marketing of South Florida, Inc. from Joseph R. Bergmann in a stock for stock exchange.

We will purchase our silk botanical products from JRB Enterprises Inc., which is owned by our president and majority stockholder. On April 1, 1999, we entered into a manufacturing and distribution agreement with JRB Enterprises, Inc., for a term of six years with the right to extend the term for six additional terms. JRB Enterprises, Inc. will invoice us for products and distribution of the products at rates to be negotiated periodically between JRB Enterprises and us.

Additionally, we share office facilities, certain office equipment and certain employees with JRB Enterprises, Inc. At May 31, 1999, we had issued 1,900 shares of preferred stock to JRB Enterprises, Inc. for the license rights to the trademarks Living Silk and certain manufacturing processes. We owed JRB Enterprises, Inc., $138,338 at May 31, 1999, for the purchase of inventory, a computer and software, and monies JRB Enterprises, Inc. had advanced in acquiring the trademark and manufacturing process rights to the Forever Fresh/registered trademark/line of florals arrangements.

Currently, JRB Enterprises, Inc., also controlled by Joseph R. Bergmann, President and Majority Stockholder of the company, is one of the primary suppliers to us. We purchased, under a Manufacturing Agreement with JRB Enterprises, Inc., certain florals arrangements, greenery arrangements and natural trunk trees product.

We also order our supplies from the following companies:

        Private label florals cleaning products - S.S.G. Inc.
        Company designed faux stone planters - Millennium Designs
        Company designed table top vases, urns & containers, Pompadour Products

Additional manufacturers and potential supplier will be identified through the company's participation in industry trade shows and exhibits.

On April 10, 1999 we entered into an exclusive license agreement to market and distribute artificial greenery and florals arrangements with Living Silk and Silk Botanicals trademarks owned by JRB Enterprises, Inc. Additionally, the license agreement granted us the exclusive right to use the manufacturing process of the Living Silk (TM) and Silk Botanicals (TM) products. As consideration for the license agreement we issued preferred stock to JRB Enterprises, Inc. We further agreed to pay JRB Enterprises, Inc. royalty payments of 5% of the net amount invoiced by us or any affiliate, for Living Silk (TM) or Silk Botanicals (TM) products invoiced to any third party during the initial six year term. For additional periods of up to six, six year terms, agreed to pay one quarter of one percent (.25%) of its net sales per annum for all Living Silk (TM) and Silk Botanicals (TM) products old to any third party.

                            DESCRIPTION OF SECURITIES

We are authorized to issue 25,000,000 shares of common stock $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of August 2, 1999, 6,250,000 shares of common stock were issued and outstanding.

We are authorized to issue 5,000,00 shares of preferred stock at $.001 par value. As of August 2, 1999, 1,900 shares of preferred stock were issued and outstanding. The preferred shares were designated and issued upon such terms and conditions as the Board of Directors determined appropriate and as more particularly defined in the Board of Directors Resolution dated April 10, 1999. The terms and conditions stated the following: a) payment of a quarterly dividends at the annual rate of 6.0%; b) said dividends to be cumulative and have priority over the common stock; and the preferred stock will have a value of $100.00 per share. No additional shares of preferred stock have been issued. If additional shares are issued, the conditions that may be set by the Board of Directors include but are not limited to the entitlement of the holders of the preferred shares to (a) cumulative, non-cumulative or partially cumulative dividends, (b) the preference over any other class or classes of shares as to the payment of dividends, (c) the preference in the assets of the corporation over any other class or classes of shares upon the voluntary or involuntary liquidation of the corporation, (d) the convertibility, if any, into shares of any class or into shares of any series of the same or other class, and (a) voting rights, if any.

                                  LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for the Company by Hackney Miller, PA, Palm Beach Gardens, Florida.

                                     EXPERTS

The Financial Statements of the Company for the period of June 30, 1996 to June 30, 1997 and June 30, 1997 to June 30, 1998 and for the period ended therein, have been included in this Prospectus in reliance upon the report appearing elsewhere herein, of Sweeney Gates, independent certified public accountants, and upon the authority of said independent certified public accountants as experts in accounting and auditing.

                              AVAILABLE INFORMATION

Silk Botanicals, a Florida corporation has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act for the registration of the shares of Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and exhibits and schedules thereto for further information with respect to the Company and the securities to which this Prospectus relates. Statements made herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit tot eh Registration Statement. Each such statement is qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected without charge at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

Upon consummation of the offering of the Common Stock, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information can be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the Commission's New York Regional Office, 26 Federal Plaza, New York, NY 10007, and it Chicago Regional Office, Everett McKinley Dirksen Building, 219 South Dearborn Street, Room 1204, Chicago, ILL 60604. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commissions Internet address is HTTP://WWW.SEC.GOV. The Commission website also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

The Company intends to deliver annual reports to the holders of its securities, which will contain, among other information, audited financial statements examined and reported upon by its independent certified public accountants.

                                TABLE OF CONTENTS

                              Financial Statements

The following Unaudited financial statements are filed herewith:

Balance Sheet as of February 29, 2000 and
May 31, 1999                                                           Page F-2

Consolidated Statements of Operations for the Three and Nine
Months Ended February 29, 2000 and 1999                                Page F-3

Consolidated Statements of Cash Flows for the Nine months Ended
February 29, 2000 and 1999                                             Page F-4

Balance Sheet as of  November 30, 1999 and
May 31, 1999                                                           Page F-5

Consolidated Statements of Operations for the Three and Six
Months Ended November 30, 1999 and 1998                                Page F-6

Consolidated Statements of Cash Flows for the Six months Ended
November 30, 1999 and 1998                                             Page F-7

Results of Operations and Management's Discussion and
Analysis of Financial Condition                                        Page F-8

              The statements, insofar as they relate to the period
                   subsequent to May 31, 1999, are Unaudited.

                            SILKBOTANICALS.COM, INC.

                                 BALANCE SHEETS
                       (see notes to financial statements)

                                                          February 29,     May 31,
                                                             2000           1999
                                                           ---------     ---------
                                                          (unaudited)
ASSETS:
Current assets:
Cash in Banks                                              $  19,252     $      --
Accounts receivable                                          114,719            --
Inventory                                                     49,910        57,353
                                                           ---------     ---------
   Total current assets                                      183,881        57,353

Property and equipment                                         1,122         1,500

License rights, net of valuation allowance
accumulated amortization                                      37,190        42,500
                                                           ---------     ---------
                                                           $ 222,193     $ 101,353
                                                           =========     =========
LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Short-term Debt                                            $  19,505     $      --
Accounts payable                                              44,369        21,414
Accounts payable due to related party                        183,089       101,353
                                                           ---------     ---------
Total current liabilities                                    246,963       122,767
                                                           ---------     ---------
Stockholders' deficit:
Series A preferred stock, $.001 par value, 1,900 shares
   authorized, issued and outstanding                              2             2
Preferred stock, $.001 par value, 4,998,100 authorized,
   none issued and outstanding                                    --            --
Common stock, $.001 par value, 25,000,000 shares
   authorized 6,250,000 shares issued and outstanding          6,250         6,250
Additional paid-in capital                                   671,460       671,460
Deficit accumulated during the development stage            (699,126)     (699,126)
Retained deficit                                              (3,356)           --
                                                           ---------     ---------
Total stockholders' deficit                                  (24,770)      (21,414)
                                                           ---------     ---------
                                                           $ 222,193     $ 101,353
                                                           =========     =========

                            SILKBOTANICALS.COM, INC.

                             STATEMENT OF OPERATIONS
                                   (unaudited)

                                            Nine months ended           Three months ended
                                               February 29                 February 29
                                       -------------------------------------------------------
                                           2000           1999          2000           1999
                                       -----------     ---------    -----------    -----------
Revenues                               $   507,434     $      --    $   226,190    $        --

Cost of goods sold                         355,204            --        158,333             --
                                       -----------     ---------    -----------    -----------
Gross profit                               152,230            --         67,857             --

Operating expenses:
    General and administrative             147,036            --         56,117             --
                                       -----------     ---------    -----------    -----------
Total                                      147,036            --         56,117             --
                                       -----------     ---------    -----------    -----------
Net Income (loss)                            5,194            --         11,740             --

Preferred dividend requirement               8,550            --          2,850             --
                                       -----------     ---------    -----------    -----------
Net loss available to common
   shareholders                             (3,356)           --          8,890             --
                                       -----------     ---------    -----------    -----------
Net loss per share of common stock:
Basic and diluted                      $        --     $      --    $        --    $        --

Weighted average number of common
shares outstanding                       6,250,000     4,435,813      6,250,000      4,435,813


                            SILKBOTANICALS.COM, INC.

                             STATEMENT OF CASH FLOWS

                                                Nine months ended
                                                   February 29,
                                                2000         1999
                                             ----------------------
Cash flows from operating activities:
  Net Loss                                   $  (3,356)    $     --
Adjustments to reconcile net loss to
   net cash used in operating activities:
   Depreciation and amortization                 5,688           --

   Changes in assets and liabilities:
      Increase in accounts receivable         (114,719)          --
      (Increase) decrease in inventory           7,443           --
      Increase in accounts payable              22,955           --
      Increase in due to related parties        81,736           --
                                             ----------------------
   Net cash used in operation activities          (253)          --

Cash flow from financing activities
   Bank lines                                   19,505           --
                                             ----------------------
      Net increase in cash                      19,252           --

Cash at beginning of period                         --           --
                                             ----------------------
Cash at end of period                        $  19,252     $     --
                                             ======================

                            SILKBOTANICALS.COM, INC.

                                 BALANCE SHEETS
                       (see notes to financial statements)

                                                          November 30,     May 31,
                                                             1999           1999
                                                           ---------     ---------
                                                          (unaudited)
ASSETS:
Current assets:
Cash in Banks                                              $  23,215     $      --
Accounts receivable                                           67,144            --
Inventory                                                     52,078        57,353
                                                           ---------     ---------
   Total current assets                                      142,437        57,353

Property and equipment                                         1,248         1,500

License rights, net of valuation allowance
accumulated amortization                                      38,960        42,500
                                                           ---------     ---------
                                                           $ 182,645     $ 101,353
                                                           =========     =========
LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Short-term Debt                                            $  25,525     $      --
Accounts payable                                              42,877        21,414
Accounts payable due to related party                        142,202       101,353
                                                           ---------     ---------
Total current liabilities                                    210,604       122,767
                                                           ---------     ---------
Stockholders' deficit:
Series A preferred stock, $.001 par value, 1,900 shares
   authorized, issued and outstanding                              2             2
Preferred stock, $.001 par value, 4,998,100 authorized,
   none issued and outstanding                                    --            --
Common stock, $.001 par value, 25,000,000 shares
   authorized 6,250,000 shares issued and outstanding          6,250         6,250
Additional paid-in capital                                   671,458       671,460
Deficit accumulated during the development stage                  --      (699,126)
Retained deficit                                            (705,699)           --
                                                           ---------     ---------
Total stockholders' deficit                                  (27,959)      (21,414)
                                                           ---------     ---------
                                                           $ 182,645     $ 101,353
                                                           =========     =========

                            SILKBOTANICALS.COM, INC.

                             STATEMENT OF OPERATIONS
                                   (unaudited)

                                            Nine months ended           Three months ended
                                               November 30                  November 30
                                       --------------------------------------------------------
                                          1999            1998          1999            1998
                                       -----------     ---------    -----------     -----------
Revenues                               $   281,244     $      --    $   168,782     $        --

Cost of goods sold                         196,871            --        118,148              --
                                       -----------     ---------    -----------     -----------
Gross profit                                84,373            --         50,634              --

Operating expenses:
    General and administrative              90,918            --         55,536              --
                                       -----------     ---------    -----------     -----------
Total                                       90,918            --         55,536              --
                                       -----------     ---------    -----------     -----------
Net Income (loss)                           (6,545)           --          (4902)             --

Preferred dividend requirement               5,700            --          2,850              --
                                       -----------     ---------    -----------     -----------
Net loss available to common
   shareholders                            (12,245)           --         (7,752)             --
                                       -----------     ---------    -----------     -----------
Net loss per share of common stock:
Basic and diluted                      $        --     $      --    $        --     $        --

Weighted average number of common
shares outstanding                       6,250,000     4,435,813      6,250,000       4,435,813

                            SILKBOTANICALS.COM, INC.

                             STATEMENT OF CASH FLOWS

                                         SIX MONTHS ENDED
                                            NOVEMBER 30,
                                               1999         1998
                                             --------     --------
Cash flows from operating activities:
  Net loss                                   $ (6,545)    $     --
Adjustments to reconcile net loss to
   net cash used in operating activities:
   Depreciation and amortization                3,792           --

   Changes in assets and liabilities:
      Increase in accounts receivable         (67,144)          --
      (Increase) decrease in inventory          5,275           --
      Increase in accounts payable             21,463           --
      Increase in due to related parties       40,849           --

   Net cash used in operation activities       (2,310)          --

Cash flow from financing activities
   Bank lines                                  25,525           --
      Net increase in cash                     23,215           --

Cash at beginning of period                        --           --

Cash at end of period                        $ 23,215     $     --
                                             ========     ========

                            SILK BOTANICALS.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements of Silk Botanicals.Com, Inc. (The Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q SB. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended February 29, 2000 are not necessarily indicative of the results that may be expected for the year ended May 31, 2000.

2. REVENUES

Sales revenue for the third quarter of operation increased to $226,190, which was a 34% increase over sales revenue for the second quarter of $168,782. The Company began shipments of product to select locations for a large national discount department store chain. Cost of goods sold remained constant at 70.0% producing a gross profit of $67,857 or 30.0%. General and administrative operating expenses were $56,117 or 24.8% of sales, producing a net income of $11,740 or 5.2%.

For the nine months ended February 29, 2000, revenues were $507,434. The cost of goods sold was $355,204 with a gross profit of $152,230 or 30.0%. Operating expenses were $147,036 or 29.0%, producing a net income of $5,194 or 1.1%. The Company maintained $49,910 of inventory as of February 29th. The turnover of such inventory would be annualized at 9.5 times per year.

3. YEAR 2000

The Company did not incur any costs associated with its computer system as it relates to the conversion to the Year 2000. The financial institutions and vendors used by The Company were also in compliance and no problems occurred.

4. OTHER EVENTS

During the third quarter, The Company completed the final production phase of its website which includes all in-line Living Silk, Forever Fresh and Silk Botanicals products. The Company's pro-rata expense for completing this phase was included in General and administrative expenses during this quarter. The website includes a shopping cart which will enable customers to order products on line. The Company plans to continue making enhancements to the website on a regular basis and is also evaluating several marketing techniques to promote the website.

5. FORWARD LOOKING INFORMATION

Certain statements in this section and elsewhere in this report are forward-looking in nature and relate to trends and events that may affect The Company's future financial position and operating results. The words "expect", "anticipate", "intend", and "project" and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including: changes in economic conditions in the various markets served by The Company's operations, increased competition, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof which may affect the accuracy of any forward-looking statement except as may be required by law.

6.       SUBSEQUENT EVENTS

During the month of December, The Company executed sales rep agreements with a) an organization in Atlanta to cover six (6) southeast states, with b) an organization in Dallas to cover six (6) southwest states, and with c) a rep organization in Illinois to cover five (5) Midwestern states. All rep organizations maintain permanent showrooms in their respective cities and have road sales people, as well as showroom people for all categories of Silk Botanicals' merchandise.

In December, The Company was approved as a vendor for two major supermarket chains and commenced deliveries to select locations. In early January 2000, The Company received an initial purchase order agreement from a large national discount department store chain, and has commenced delivery of product to select locations. The Company also received commitments from a national retailer who operates over 200 stores, for anticipated deliveries to begin in March 2000.

The company's chief supplier/manufacturer has been running at 25% capacity. Therefore, the company expects to be able to fill all orders that these newly reached sales arrangements may reasonably be expected to produce.

                                     PART II

          MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND OTHER
                              SHAREHOLDER MATTERS

MARKET INFORMATION.

Currently our equity is publicly traded on the NADAQ bulletin board under the symbol "SIBO".

HOLDERS.

As of October 21, 1999, we have a total of 75 holders of its common stock.

DIVIDENDS

There have been no cash dividends declared on our common stock since our inception. Dividends will be declared at the sole discretion of our Board of Directors.

                                LEGAL PROCEEDINGS

There are no legal actions pending against us nor are any such legal actions contemplated.

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACOUNTING AND
                              FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our accountants since our formation pursuant to Item 304 of Regulations S-B.

             RECENT SALES OF UNREGISTERED SECURITIES USE OF PROCEEDS

From November 20, 1998 through April 6, 1999, we issued 1,814,187 shares of its common stock to a total of 69 individuals in an offering exempt from registration under Rule 504 of Regulation D promulgated pursuant to the Securities Act of 1933.

Regarding the shares issued under Rule 504, the aggregated transactions consisted of the following: On November 20, 1998 we issued 335,187 shares of common stock to 46 individuals and recorded an expense of $335 for the issuance. These shares were issued at par value since we had no operations. Between November 30, 1998 and March 31, 1999 we issued 26,250 shares of common stock as compensation for services rendered to three individuals and recorded an expense of $26. From January 2, 1999 until March 31, 1999 we issued 99,000 shares of common stock for cash of $49,500 to 14 individuals, which was utilized prior to the recapitalization. We issued, from April 1, 1999 through April 6, 1999 1,353,750 shares of common stock to six individuals and recorded an expense in accordance with generally accepted accounting principles of $671,460 which approximates market value. All of the stock issued has been restated to reflect the reverse stock split of 1 for 4.

On April 9, 1999 we issued an aggregate of 4,435,813 shares in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, in exchange for all of the issued and outstanding common stock of JRB Marketing of South Florida, Inc.

USE OF PROCEEDS:  All funds generated will be used by us for working capital.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and Bylaws require us to indemnify its directors and officers to the fullest extent permitted by Florida law. Florida law presently provides that in the case of a nonderivative action (that is, an action other than by or in the right of a corporation to procure a judgment in its own favor), a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

With respect to derivative actions, Florida law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. Indemnification is not permitted to be made in respect of any claim, issue, or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses, and then only to the extent that the court shall determine.

                           INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference in this prospectus other information that we have filed with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information that we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the effective date of this prospectus.

         1. The Form 10-SB filed with the Exchange on 8-24-99, as amended, including but not limited to the consents of experts included therein. -

         2. The quarterly report on Form 10-Q for the fiscal quarter ended 2-29-00.

         We have filed each of these documents with the SEC and they are available from the SEC's Internet site at/or public reference rooms.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement

EXHIBIT NUMBER             DOCUMENT

    3.1*              Articles of Incorporation

    3.2* Articles of Amendment to Articles of Incorporation of Diversified Restaurant Holdings, Inc

    3.3* Articles of Amendment to Articles of Incorporation of Silk Botanicals.Com, Inc.

    3.4*              Bylaws

    5.0               Consent and Legal Opinion of Hackney Miller, PA

    10.1* License Agreement Between Forever Fresh, Inc. and JRB Marketing of South Florida, Inc.

    10.2*             Manufacturing and Distribution Agreement

    10.3*             Agreement Between Diversified Restaurant Holdings, Inc.
                      and Joseph R. Bergmann

    10.4* License Agreement Between JRB Enterprises Inc. and JRB Marketing of South Florida, Inc., Diversified Restaurant Holdings, Inc.

    10.5*             Sublease Agreement

    24.1*             Consent of Sweeney, Gates & Co., Auditors to the Company

*Incorporated by Reference and Included in Earlier Filings

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2000                       SILK BOTANICALS.COM, INC.


                                         By: /s/ Joseph R. Bergmann
                                            ------------------------------------
                                         It's: President and Secretary
                                              ----------------------------------

                                  EXHIBIT INDEX

  EXHIBIT             DESCRIPTION
  -------             -----------
    5.0               Consent and Legal Opinion of Hackney Miller, PA